

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Peter Benevides
Chief Financial Officer
Olo Inc.
99 Hudson Street
10th Floor
New York, NY 10013

   Re: Olo Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed February 23, 2023
     Form 8-K dated February 22, 2023
     File No. 001-40213

Dear Peter Benevides:

   We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 8-K dated February 22, 2023

Exhibit 99.1

1. We note your disclosure under the subheading "Non-GAAP Financial Measures" that you adjust GAAP financial measures for "related income tax impacts" when calculating non-GAAP measures. In regard to non-GAAP net income, please tell us and disclose how you calculated the related income tax impacts. Tell us the line item(s) that include(s) the tax impact. Please also explain the line item "Transaction-related deferred income tax benefit." Refer to Question 102.11 of the Non-GAAP Compliance & Disclosure Interpretations.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services